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                                                              EXHIBIT 99.(a)(13)

             TRANSCRIPT OF INTERVOICE, INC./BRITEVOICE SYSTEMS, INC.
                        CONFERENCE CALL ON APRIL 27, 1999



ROB GRAHAM:           Hello, I'm Rob Graham, CFO of InterVoice. This conference
                      call has been arranged to discuss the merger of InterVoice and Brite Voice Systems. With me are Stan Brannan, Brite's
                      Chairman and CEO, Dan Hammond, InterVoice's Chairman and
                      CEO, Dave Berger, InterVoice's President and Chief
                      Operating Officer and Glenn Etherington, Brite's CFO.
                      Stan, Dan, Dave and I will make comments about the InterVoice Brite merger after which we along with Glenn will take questions for as long as time allows. But before we start I would like to remind you that our comments and responses may contain forward-looking statements which are subject to the risks and uncertainties which both our companies have detailed in our various SEC filings. These risks and uncertainties are such that actual results could be different from what we discuss today. This concludes the introduction to this call. I will be back a bit later on with comments on the financial aspects of the transaction. Now let me turn the mike over to Dan Hammond.

DAN HAMMOND:          Thanks Rob. The merging of InterVoice and Brite creates a
                      clear leader in the call automation industry.
                      Consolidation of operations will facilitate a significant increase in leverage of our combined infrastructure and R&D resources. This provides a worldwide platform for growth eliminating duplicate efforts and enabling a major increase of our investment in emerging technology such as internet telephony, speech recognition and new phone-based prepaid services. Our combined revenue provides a well balanced mix between CPE and Telco, domestic and international as well as products and managed services.
                      The merger will create a stronger resulting company which we plan to call InterVoice Brite. This strength will provide benefits to our investors, customers and employees. First, our investors. We believe market leadership along with the increased resource leverage will generate faster top line growth along with EPS growth. Our decision to use debt as the primary vehicle to facilitate this transaction was driven by several factors including the current valuation of InterVoice shares. We will begin reducing debt with cash flow from day one and eliminate it in about two and a half years. While currently debt provides greater EPS performance, we'll consider converting to equity when market conditions are more favorable and only if it would be nondilutive. Second, our customers. Our product plan secures customers' investment in both the InterVoice and Brite product lines. CPE and Telco customers have large investments in their existing solutions and applications. Over the

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                      course of the next two quarters, we'll provide product
                      bridges allowing our combined installed base to benefit from new technology such as hands- free IVR and internet telephony. Third, employees, our most valuable resource. Both InterVoice and Brite have spent the better part of the last decade building world class teams of computer telephony professionals. We believe InterVoice Brite will provide opportunities which will continue to retain and attract the best and brightest for continued success going forward. As of today we have an organization plan for the combined companies. This plan was jointly developed by senior management from InterVoice and Brite. Every employee deserves to know their role going forward and those whose jobs are redundant as a result of this merger deserve to know that as well. Suffice it to say, we will hit the ground running when the transaction is complete with all employees fully energized knowing their role in the new organization. In summary, this is a defining event in our industry. InterVoice Brite is a clear industry leader. We will provide the best value for our investors, innovative products and services for our customers and career challenges and opportunities for our employees. Now over to Stan Brannan.

STAN BRANNAN:         Thanks Dan. Today is a very significant day for all Brite
                      shareholders, customers and employees. As Brite's founder, chairman, CEO and the second largest shareholder, I can say I fully support the tender offer announced today by InterVoice. I agree with Dan Hammond that this combination will create a much stronger company and a global leader.
                      Brite and InterVoice are very complementary companies. We develop very similar technology solutions and we sell in similar marketplaces. When you study the details it becomes clear that these two companies bring a lot of synergy to their combined mission. Brite continues to be successful by growing our share of the global Telco market and we continue to build significant recurring service business using our technology experience. We are also very successful in the high end of the interactive voice response market. Upon analyzing our product and marketing strengths it became clear that Brite and InterVoice don't directly compete on most sales opportunities. We actually serve strong separate customer lists with our own unique platforms, products and services. We do see opportunities to cross sell products in different markets where the sales force of Brite or InterVoice is stronger. This means that some Brite products will have better sales in markets where today we don't have the best sales coverage. And it also means that InterVoice products can be sold in markets where Brite has a strong marketing presence but may not have the platform or application the customer wants. We will combine our global marketing efforts, support organizations and our product



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                      development programs. This will create the opportunity for more rapid growth and better operating margins for the combined company. By increasing our total resources we can compete for much larger opportunities. Brite has an outstanding employee and management team with years of experience and a track record of bringing important innovative new products to our customers. By combining our employee team with InterVoice we will be able to offer customers a more comprehensive catalog of applications and product solutions. We will offer better global customer support and almost double the size and scope of our product development effort. Employees will have increased opportunities for growth and responsibility with the combined company. Shareholders should benefit from sales synergies and the improvement and efficiencies gained by combining these two similar companies. The management teams have reviewed the plan for merger and have identified numerous opportunities to improve operations and save costs. Once the tender offer is successful we expect to be ready to implement the integration plan quickly and generate the synergies and the savings. I think it is a very well thought out plan. I agree with Dan that the employees will have a better company to work for with more opportunities. The combination will eliminate some duplicated positions and we will be communicating directly with these employees as quickly as possible. Our goal is to make sure the combined employee team is motivated to implement the many synergies this combination offers. And I'm excited about being part of the new InterVoice Brite. Now to turn the call over to Dave
                      Berger, InterVoice President and Chief Operating Officer.

DAVE BERGER:          Thanks Stan. Dan talked about what this merger meant for
                      our customers, our employees and our investors. I'd like to add another layer of specificity to what he talked about. A part of our due diligence in this process was focused on two key questions. Does it make strategic sense to merge these companies? And can we make it work economically? Let me address the question of does it make strategic sense first. We see these businesses as highly complementary and when combined will provide the opportunity to accelerate the implementation of both companies' strategies. This is so because one company's strong suit is the other company's strategic investment.
                      We fill in each others holes very nicely. This is possible because each company is focused on the same markets, products and customers. But they are at different stages of maturity in each of the product lines and sales channels. Let me give you some specific examples. Now the numbers I'm using are approximate but they illustrate the point. At the end of last year Brite had 100 plus million



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                      dollars of sales in their networks business and 35 million dollars of sales in their IVR business. InterVoice, on the other hand, was the reciprocal of that, with 35 million in the networks business and 100 million of sales in the IVR business. Both were focused on these same two businesses. So when combined, both the networks and IVR businesses are about the same size. Each about 135 plus million in sales. So Brite has their strongest suit in the networks business and is developing the IVR business whereas InterVoice has its strong suit in the IVR business and is developing the networks business. Each is making product and channel investments to grow both pieces of their business. Let me give you some examples. In order to grow the IVR business Brite is currently developing an NT based IVR product and call center solutions. InterVoice has product strength here and can accelerate Brite's efforts. On the other hand InterVoice is currently investing in and develop products for the network business. Brite has product strength here and can accelerate these efforts. Another example, Brite has a managed services business that excites the InterVoice sales team. The InterVoice network sales guys are excited about having this new offering to sell immediately. And the IVR sales guys see a base on which a future service offering for the IVR business could be built. Another example, Europe. Brite has a strong customer base and a significant product development and support facility which is located in the U.K. Now this base can accelerate InterVoice's ability to penetrate the European market. Likewise, in Latin America, InterVoice has a strong presence and a strong customer base that can accelerate Brite's efforts there. These examples and others in the technology area like speech recognition are the basis for our view that these businesses are highly complementary.
                      So the case for strategic fit can be well supported which brings us to the question, can we make it work economically? To answer this question and as part of our due diligence efforts, we had a total of 15 senior managers from both companies locked in a hotel room for several days. Their mission was to produce a jointly recommended road map for the integration of these businesses and to provide a joint view of the savings that could be achieved by combining them. As a result of this effort we estimate that 20 plus million dollars of savings out of the combined operating plans on an annualized basis can be achieved. This view is based on the joint recommendations of that team who by the way have worked very well together throughout this process. The savings is primarily head count based but there are other sources of cost savings as well. The head count savings will be about evenly split between reductions and hiring avoidance and will be staged over time. Since none of this can be implemented prior to completing the merger and getting the teams together to develop a



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                      detailed operating plan, it's premature to provide further detail on the combined operations at this time. However in the next segment of this call Rob Graham will give you more information about the deal structure. So in conclusion, we think there's a good strategic fit and it makes sense economically. Although all of the implementation is in front of us, we have a good plan for this stage of the game that can generate the necessary savings and accelerate the product and channel developments of both companies. The senior managers from both companies support these plans and respective sales teams are excited about the opportunities that they see. Now let me pass the microphone back to Rob.

ROB GRAHAM:           Thanks Dave. As we detailed in our press release the
                      aggregate consideration to be paid for Brite's 12.3
                      million outstanding shares is approximately $164.4 million. Of that total $122.7 million will be paid in cash and the rest in InterVoice common stock. The press release described the two step nature of the merger. The first step being a cash tender offer for approximately 9.2 million Brite shares at $13.40 per share. The second step will consist of a merger in which those Brite shares not tendered will be exchanged into InterVoice shares. The ratio of exchange will be determined at the day of closing based on the average price of an InterVoice share for the preceding 25 trading days. Now two questions should immediately rise in your minds as to this merger process.
                      Number one, why a cash tender offer? And number two, why a cash tender offer for less than 100% of Brite's shares?
                      The answers. Both Brite and InterVoice management teams and their respective board of directors feel a cash tender offer accelerates the certainty of the merger. This is important for all InterVoice Brite constituents, certainty for our customers, certainty for our employees and certainty for the financial markets. Perhaps even more important is that the acceleration of the certainty of the merger allows both management teams to accelerate the execution of the integration of both companies. The answer to the second question is quite simple. There was a practical limit to the acquisition financing available from the private debt markets. Given the answer I gave about financing, the next question I suppose would be asked is: If there were a limitation on acquisition financing, and a portion of the consideration for Brite shares had to be InterVoice stock, why was the purchase option versus the pooling of interest option selected? The answer is that we firmly believe that within a few years this merger, even though accounted for as a purchase, will be significantly more accretive by any measure of earnings per share than pooling. Why? Two main reasons. The first is that fewer shares will be issued under a purchase transaction versus pooling offsetting the impact of the amortization of the excess of purchase price



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                      over net assets. The second is that the expected synergies of combining our companies' operations will generate significant cash flow for rapid debt reduction, reducing the initial interest drag on earnings. I also believe that as we de-lever the company, we will have the opportunity to refinance our acquisition financing with a lower cost working capital facility or with longer-lived, lower cost debt vehicles. Of course, with the synergies to be generated by combining operations and if the financial markets recognize the resulting improvement in earnings, there may be an opportunity to replace the debt with equity. Now before any of you hit the panic button about that last statement, let me repeat what I've so often said. We only want to do accretive transactions. Rest assured we will keep this in mind before we would consider approaching the equity markets. Now while we're on the subject of accretiveness, this transaction will be accretive. It would be inappropriate and premature for me to speak about the details of the synergies to be derived from this combination because they cannot be acted upon until we clear regulatory and shareholder approvals. And as with any merger there will be an initial dilutive shake out period as we begin execution of our synergy plans. Suffice to say that in our due diligence process we have identified in excess of $20 million in synergy savings, the full impact of which will be enjoyed in the fiscal year beginning March 1, 2000. There is the potential of $5 million in synergy savings in this current fiscal year. As mentioned in our press release Dan Hammond will be InterVoice Brite's chairman and CEO. Stan Brannan will become the board's vice chairman. Dave Berger will become the InterVoice Brite president and chief operating officer and I'll be the chief financial officer. Ray Naeini and Scotty Walsh will become executive vice presidents reporting to Dave Berger. Glenn Etherington has agreed to continue with InterVoice Brite to help with integrating the two companies. I hope to persuade Glenn to accept a meaningful permanent position with InterVoice Brite, but I'm respectful of his personal career objectives. We are very pleased with this merger. I for one have been impressed by the Brite management team as we have done our mutual due diligence. I look forward to future conference calls and personal meetings with many of you to keep you abreast of this landmark transaction. Thank you.




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